Issuer Free Writing Prospectus, dated June 9, 2020
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated June 9, 2020
Registration Statement No. 333-225318

Final Term Sheet

2.875% Senior Notes due 2031

This term sheet relates only to the securities described below and should be read together with Healthpeak Properties, Inc.’s preliminary prospectus supplement dated June 9, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 31, 2018 and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	Healthpeak Properties, Inc.

Trade Date:	June 9, 2020

Settlement Date:	June 23, 2020 (T+10)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa1(Negative)/BBB+(Stable)/BBB+ (Stable)

Securities Offered:	2.875% Senior Notes due 2031

Aggregate Principal Amount Offered:	$600,000,000

Maturity Date:	January 15, 2031

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2021 (long first coupon)

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price/Yield:	98-04 / 0.822%

Spread to Benchmark Treasury:	+215 basis points

Yield to Maturity:	2.972%

Coupon:	2.875% per year

Price to Public:	99.125% of the principal amount, plus accrued interest, if any

*A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provisions: Make-Whole Call: Par Call:	Prior to October 15, 2030 (the “Par Call Date”), +35 basis points On and after the Par Call Date, at par

CUSIP / ISIN:	42250P AB9 / US42250PAB94

Total Net Proceeds:	Approximately $590,850,000, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Concurrent Tender Offer for Notes

On June 9, 2020, the Issuer announced that it has amended its previously announced tender offer (the “Tender Offer”) to purchase for cash its 4.250% Senior Notes due 2023 (the “Tender Notes”) to increase the aggregate maximum tender amount from an aggregate principal amount of $150,000,000 to $250,000,000. All other terms of the previously announced Tender Offer remain unchanged.

Use of Proceeds:

The Issuer intends to use net proceeds from this offering
(i) to fund the redemption, prior to their stated maturity date, of all $300 million aggregate principal amount of its 3.150% Senior Notes due August 2022 that are outstanding, and the payment of accrued interest and related fees, premiums and expenses in connection therewith and (ii) to fund the purchase price in the Tender Offer for the Tender Notes and the payment of accrued interest and related fees, premiums and expenses in connection therewith. The Issuer intends to use any remaining net proceeds, including in the event that they do not achieve full participation in the Tender Offer, for general corporate purposes, including repayment of any outstanding borrowings under their revolving credit facility (without any permanent reductions in the commitments thereunder) and/or to repay any outstanding commercial paper.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. BofA Securities, Inc. Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC

Senior Co-Managers	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC RBC Capital Markets, LLC Regions Securities LLC Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers	Huntington Securities, Inc. KeyBanc Capital Markets Inc.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Barclays Capital Inc. toll free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.